As filed with the Securities and Exchange Commission on April 4, 2008
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TXCO RESOURCES INC.
(Exact name of registrant as specified in its charter)

State of Delaware	1311	84-0793089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258
(210) 496-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Frank Russell, Esq.
General Counsel
TXCO Resources Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258
(210) 496-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Daryl Lansdale, Jr., Esq.
Fulbright & Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205
Telephone: (210) 224-5575
Facsimile: (210) 270-7205

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.01 par value share	19,296,805	$12.905	$249,025,269	$9,787

(1)
Includes (1) the underlying shares of common stock issuable upon conversion of our Series D Preferred Stock at the conversion price of $14.48, (2) the additional shares of common stock issuable in connection with the per share dividend amount payable on the Series D Preferred Stock until March 4, 2011 in lieu of cash dividends, (3) the shares of common stock issuable upon the exercise of sold call options issued to one of the selling stockholders, (4) the underlying shares of common stock issuable upon conversion of our Series E Preferred Stock at the conversion price of $17.36, and (5) the additional shares of common stock issuable in connection with the per share dividend payable on the Series E Preferred Stock until March 4, 2011 in lieu of cash dividends. Also includes the indeterminable number of shares as may be issuable upon conversion of the Series D Preferred Stock and/or Series E Preferred Stock as a result of any adjustments in respect of the split of, or the stock dividend on, the registered securities.

(2)
Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the registrant’s common stock as reported on the Nasdaq Global Select Market on April 3, 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 4, 2008

PROSPECTUS

TXCO Resources Inc.

19,296,805 Shares of Common Stock, Par Value $0.01

TXCO Resources Inc. (the “Company”) is registering 19,296,805 shares of our Common Stock, par value $0.01 (the “Common Stock”), for resale by the selling stockholders identified in this prospectus. Specifically, this prospectus relates to the resale of:

• 5,686,897 shares of Common Stock issuable upon the conversion of, and payment of dividends on, our Series D Convertible Preferred Stock, par value $0.01 (the “Series D Preferred Stock”);

• 8,753,164 shares of Common Stock that may be issued to one of the selling stockholders pursuant to a call spread transactions entered into in connection with the sale of our Series D Preferred Stock;

• 1,400,522 shares of Common Stock issuable upon the conversion of, and payment of dividends on, our Series E Convertible Preferred Stock, par value $0.01 (the “Series E Preferred Stock”); and

• 3,456,222 shares of Common Stock that may be issued to one of the selling stockholders pursuant to a call spread transaction entered into in connection with the sale of the Series E Preferred Stock.

The selling stockholders identified in this prospectus may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 18 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

We will not receive any of the proceeds from the resale of these shares by the selling stockholders. We have agreed to pay all expenses relating to registering the resale of these shares. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our Common Stock.

Our Common Stock is currently traded on The Nasdaq Global Select Marketsm under the symbol “TXCO.” On April 3, 2008, the last reported sales price for our Common Stock was $13.08 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______ ___, 2008.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration, or continuous offering, process. Under this shelf process, certain selling stockholders may from time to time sell shares of Common Stock in one or more offerings.

You should rely only on the information contained or incorporated or deemed to be incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The offered shares are not being offered in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “Commission”).

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and you may obtain copies of those documents as described below under “Incorporation of Certain Documents by Reference.”

As used in this prospectus, “the Company,” “we,” “our,” “ours,” and “us” refer to TXCO Resources Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise clearly indicated.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto incorporated by reference in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing. You should read this entire prospectus and the documented incorporated herein by reference, carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto, before making an investment decision.

TXCO RESOURCES INC.

Our primary business operations are exploration, exploitation, development, production and acquisition of onshore domestic oil and gas reserves. We have a consistent record of long-term growth in proved oil and gas reserves, leasehold acreage position, production and cash flow through our established exploration, exploitation and development programs. Our business strategy is to build stockholder value by acquiring undeveloped and partially developed mineral interests and internally developing a multi-year drilling inventory through the use of advanced technologies, such as 3-D seismic and horizontal drilling. We strive to discover, develop and/or acquire more oil and gas reserves than we produce each year from these internally developed prospects. As opportunities arise, we may selectively participate with industry partners in prospects generated internally as well as by other parties. We attempt to maximize the value of our technical expertise by contributing our geological, geophysical and operational core competencies through joint ventures or other forms of strategic alliances with well capitalized industry partners in exchange for carried interests in seismic acquisitions, leasehold purchases and/or wells to be drilled. From time to time, we offer portions of our developed and undeveloped mineral interests for sale. We finance our activities through internally generated operating cash flows, as well as debt financing and equity offerings, or sale of interests in properties when favorable terms or opportunities are available.

Management’s ongoing strategy for improved stockholder value includes maintaining a focus on our core business of oil and gas exploration, exploitation and production. This strategy allows us to attract recognized industry partners, expand our core area leasehold acreage, and increase our 3-D seismic database and interpretative skill set. This strategy, coupled with our drill bit success, allows us to grow our reserve base while maintaining a conservative debt profile.

We focus primarily on the Maverick Basin and have successfully established a multi-year portfolio of drilling targets within this area. To support our asset base in the Maverick Basin, we own a natural gas gathering system with over 90 miles of pipeline that assures our access to North American markets, and enables us to realize higher prices for our natural gas and better share in proceeds from extraction of natural gas liquids.

Our established operating strategy includes the pursuit of multiple growth opportunities and diversified exploration and exploitation targets within our core area of operations. We are well positioned to pursue new oil and gas reserves and expand our production base by aggressively expanding our surrounding lease holdings where geology indicates the likely presence of known or prospective oil and gas producing formations. The Maverick Basin offers a diversity of hydrocarbon-bearing horizons. In addition, we are evaluating opportunities in our Marfa Basin acreage.

We have taken another step in expanding beyond these core areas through the acquisition of Output Exploration, LLC, a privately held, Houston-based exploration and production firm, on April 2, 2007. The core of the Output Exploration’s holdings, in the East Texas Fort Trinidad Field, is prospective for Glen Rose, Buda, Austin Chalk, Eagleford/Woodbine and Bossier formations. Other Output Exploration assets acquired included acreage in the Midcontinent region of western Oklahoma, the Gulf Coast region and shallow Gulf of Mexico waters.

We were incorporated in the State of Colorado in 1979 and reincorporated in the State of Delaware in 1999. In 2007, we changed our name from The Exploration Company of Delaware, Inc. to TXCO Resources Inc. Our trading symbol on The Nasdaq Global Select MarketSM is “TXCO.” The contact information for our principal executive office is (1) by mail: 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258, (2) by phone: (210) 496-5300. Our web site is www.txco.com. Information on our web site is not part of this prospectus.

Pursuant to a Securities Purchase Agreement, dated February 28, 2008 (the “Securities Purchase Agreement”), we sold, in a private placement, an aggregate of 20,000 shares of our Series E Preferred Stock to certain of the selling stockholders. The holders of Series E Preferred Stock paid $1,000 for each share of Series E Preferred Stock. Holders of the Series E Preferred Stock may convert their shares into shares of the our Common Stock in accordance with the Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of TXCO Resources Inc. (the “Series E Certificate of Designations”). In addition, pursuant to the Securities Purchase Agreement, we issued 55,000 shares of our Series D Preferred Stock to the selling stockholders in exchange to for 55,000 shares of our Series C Preferred Stock held by them. The Series C Preferred Stock was initially purchased by the selling stockholders pursuant to a Securities Purchase Agreement, dated November 20, 2007, for $1,000 for each share of Series C Preferred Stock. In connection with the exchange of shares of our Series C Preferred Stock for shares of our Series D Preferred Stock all outstanding shares of Series C Preferred Stock were delivered to us and cancelled. Holders of the Series D Preferred Stock may convert their shares into shares of the our Common Stock in accordance with the Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of TXCO Resources Inc. (the “Series D Certificate of Designations”). In addition, pursuant to the terms of the Securities Purchase Agreement, on April 4, 2008 we sold an additional 13,909 shares of Series D Preferred Stock, at $1,000 per share to one of the selling stockholders.

We intend to use the net proceeds from the sale of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock to complement funding of our 2008 CAPEX drilling program. In addition, we used $5.9 million of the proceeds to purchase our convertible preferred stock hedge transaction or call spread. In addition, we may use the proceeds in the short term to repay certain outstanding indebtedness, as well as other general corporate and working capital purposes.

In an effort to reduce a portion of the potential dilution from conversion of the Series D Preferred Stock and Series E Preferred Stock, we entered into issuer call spread transactions with one of the selling stockholders pursuant to which we have the right to purchase shares of our Common Stock in an amount approximately equal to the number of shares of our Common Stock underlying the 68,909 shares of Series D Preferred Stock and 20,000 shares of Series E Preferred Stock, at a strike price equal to the initial conversion price of the Series D Preferred Stock and Series E Preferred Stock, respectively. We simultaneously sold to the selling stockholder options (the “Sold Call Options”) to purchase the same number of shares of our Common Stock at a price in excess of the initial conversion price of the Series D Preferred Stock and Series E Preferred Stock. Subject to certain limitations, the Sold Call Option may be settled by us in cash or shares of our Common Stock.

This prospectus relates to the resale by the selling stockholders of 7,087,419 shares of our Common Stock that are issuable upon the conversion of, and payment of dividends on, shares of our Series D Preferred Stock and Series E Preferred Stock, and 12,209,386 shares of our Common Stock that may be issued upon exercise of the Sold Call Options.

The Offering

Common stock outstanding prior to this offering, excluding the shares being offered for resale to the public by the selling stockholders	34,882,047 shares of Common Stock

Common Stock being offered for resale to the public by the selling stockholders
Up to 19,296,805 shares of Common Stock, comprised of (1) 5,686,897 shares of Common Stock issuable upon conversion of 68,909 shares of Series D Preferred Stock, based on an initial conversion price of $14.48 per share, and including the additional shares of Common Stock issuable as dividends on the Series D Preferred Stock assuming the Series D Preferred Stock remains outstanding through March 4, 2011, (2) 1,400,522 shares of Common Stock issuable upon conversion of 20,000 shares of Series E Preferred Stock, based on an initial conversion price of $17.36 per share, and including the additional shares of Common Stock issuable as dividends on the Series E Preferred Stock assuming the Series E Preferred Stock remains outstanding through March 4, 2011, and (3) 12,209,386 shares of Common Stock issuable by us pursuant to the Sold Call Options.

Common Stock to be outstanding after this resale offering	Up to 54,178,852 shares of Common Stock

Market value of the Common Stock being offered for resale to the public by the selling stockholders
Up to $252,402,209, calculated based on the closing price per share of our Common Stock on the Nasdaq Global Select Market on April 3, 2008. There can be no assurance as to the trading price of our Common Stock at any future date and you are encouraged to obtain current market quotations for our Common Stock.

Up to 19,296,805 shares of common stock being offered for resale, after giving effect to the conversion of the Series D Preferred Stock, Series E Preferred Stock, the payment of dividends on the Series D Preferred Stock and Series E Preferred Stock assuming the Series D Preferred Stock and Series E Preferred Stock remains outstanding through March 4, 2011 and the exercise of the Sold Call Options, will represent 35.62% of our shares of common stock and 58.03% of the shares of our Common Stock held by persons other than our executive officers, directors and other holders who own greater than 10.0% of our Common Stock ("Non-Affiliates"). The foregoing definition of Non-Affiliates is solely for purposes of this registration statement and does not reflect a determination of affiliate status for any other purpose.

Total proceeds raised by this resale offering	We will not receive any proceeds from the resale of our Common Stock by the selling stockholders pursuant to this offering.

Total proceeds raised by our private placement of the Preferred Stock
We received net proceeds of $84.9 million from the sale of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively, the “Preferred Stock”), after payment of placement agent fees and legal fees.

Use of Proceeds
We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

The net proceeds from the closing of the Preferred Stock was approximately $84.9 million. We plan to use these proceeds to complement funding of our 2008 CAPEX drilling program. In addition, we used $5.9 million of the proceeds to purchase our convertible preferred stock hedge transaction or call spread. In addition, we may use the proceeds in the short term to repay certain outstanding indebtedness, as well as other general corporate and working capital purposes.

Nasdaq Global Select MarketSM symbol	TXCO

Risk Factors	See "Risk Factors" and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our Common Stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Risks Related to Our Business

Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable.

The rate of production from oil and natural gas properties declines as reserves are depleted. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, our reserves and revenues will decline. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities.

Oil and gas drilling is a high-risk activity.

Our future success will depend on the success of our drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we are often uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including, but not limited to, the following:

•	unexpected drilling conditions;
•	pressure or irregularities in formations;
•	equipment failures or accidents;
•	adverse weather conditions;
•	inability to comply with governmental requirements; and
•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

Factors beyond our control affect our ability to market oil and gas.

Our ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include, but are not limited to, the following:

•	the level of domestic production and imports of oil and gas;
•	the proximity of gas production to gas pipelines;
•	the availability of pipeline capacity;
•	the demand for oil and gas by utilities and other end users;
•	the availability of alternate fuel sources;

•	the effect of inclement weather;
•	state and federal regulation of oil and gas marketing; and
•	federal regulation of gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to market oil and gas or obtain favorable prices for our oil and gas could be adversely affected.

The marketability of our production may be dependent upon transportation facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity, and capacity of oil and gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We transport our crude oil through pipelines and trucks that we do not own, and we deliver some of our natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future or may become inadequate for oil and gas volumes produced.

Oil and natural gas prices are volatile. A substantial decrease in oil and natural gas prices could adversely affect our financial results.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flow from operations is highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow or have outstanding under our bank credit facility is limited to $50 million and is subject to semi-annual redeterminations. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

•	the level of consumer demand for oil and natural gas;
•	the domestic and foreign supply of oil and natural gas;
•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	the price of foreign oil and natural gas;
•	domestic governmental regulations and taxes;
•	the price and availability of alternative fuel sources;
•	weather conditions, including hurricanes and tropical storms in and around the Gulf of Mexico;
•	market uncertainty;
•	political conditions in oil and natural gas producing regions, including the Middle East; and
•	worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Also, oil and natural gas prices do not necessarily move in tandem. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect upon our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned expenditures.

The prices we receive for our production and sales may actually vary from prices posted for national markets and exchanges for commodities.  We sell our gas based on the Houston Ship Channel index.  We sell our oil on the Flint Hills Resources postings.  These prices may vary significantly from national markets for these commodities such as NYMEX.  While the disparity between these markets is not significant today, these prices have diverged in the past and could diverge in the future.

 We may not be able to replace our reserves or generate cash flows if we are unable to raise capital.

We make, and will continue to make, substantial capital expenditures for the exploration, exploitation, acquisition and production of oil and gas reserves. Historically, we have financed these expenditures primarily with cash generated by operations and proceeds from bank borrowings and equity financing. If our revenues or borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, we may not have the capital necessary to undertake or complete future drilling programs. Additional debt or equity financing or cash generated by operations may not be available to meet these requirements.

We face strong competition from other energy companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive areas of oil and gas exploration, development and production. Factors which affect our ability to successfully compete in the marketplace include, but are not limited to, the following:

•	the availability of funds and information relating to a property;
•	the standards established by us for the minimum projected return on investment;
•	the availability of alternate fuel sources; and
•	the intermediate transportation of gas.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines, and national and local gas gatherers. Many of these competitors possess greater financial and other resources than we do.

The inability to control associated entities could adversely affect our business.

We do not operate all of our properties on our own.  We may enter into partnering relationships with other entities over which we have little or no control.  Because we have limited or no control over such entities, we may not be able to direct their operations, or ensure that their operations on our behalf will be completed in a timely and efficient manner. Any delays in such business entities' operations could adversely affect our operations.

There are risks in acquiring producing properties.

We constantly evaluate opportunities to acquire oil and natural gas properties and frequently engage in bidding and negotiating for these acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Any change in capitalization affects our risk profile.

A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This could occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

Operating hazards may adversely affect our ability to conduct business.

Our operations are subject to risks inherent in the oil and gas industry, including, but not limited to, the following:

•	blowouts;
•	cratering;
•	explosions;
•	uncontrollable flows of oil, gas or well fluids;
•	fires;
•	pollution; and
•	other environmental risks.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Governmental regulations may impose liability for pollution damage or result in the interruption or termination of operations.

If losses and liabilities from drilling and operating activities are not deemed fully covered by our insurance policies, it could have a material adverse effect on our financial condition and operations.

Although we maintain several types of insurance to cover our operations, we may not be able to maintain adequate insurance in the future at rates we consider reasonable, or losses may exceed the maximum limits under our insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect our financial condition and results of operations.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Without limiting the generality of the foregoing, these laws and regulations may:

•	require the acquisition of a permit before drilling commences;
•	restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;
•	require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells; and
•	impose substantial liabilities for pollution resulting from our operations.

The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs, as well as on the oil and gas industry in general.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, but we do not believe that insurance coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

You should not place undue reliance on reserve information because reserve information represents estimates.

While estimates of our oil and gas reserves, and future net cash flows attributable to those reserves, were prepared by independent petroleum engineers, there are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that can not be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of many factors, including, but not limited to, the following:

•	the available data;
•	assumptions regarding future oil and gas prices;
•	expenditures for future development and exploitation activities; and
•	engineering and geological interpretation and judgment.

Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. For the reserve calculations, oil was converted to gas equivalent at six mcf of gas for one Bbl of oil. This ratio approximates the energy equivalency of gas to oil on a Btu basis. However, it may not represent the relative prices received from the sale of our oil and gas production.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this document were prepared by independent petroleum engineers in accordance with the rules of the SFAS 69 and the SEC. These estimates are not intended to represent the fair market value of our reserves.  The future net cash flows are based upon the prices received on December 31 of each year.

Loss of executive officers or other key employees could adversely affect our business.

Our success is dependent upon the continued services and skills of our current executive management and other key employees. The loss of services of any of these key personnel could have a negative impact on our business because of such personnel's skills and industry experience and the difficulty of promptly finding qualified replacement personnel.

Our use of hedging arrangements could result in financial losses or reduce our income.

We sometimes engage in hedging arrangements to reduce our exposure to fluctuations in the prices of oil and natural gas for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including, without limitation, when:

•	production is less than expected;
•	the counterparty to the hedging contract defaults on our contract obligations; or
•	there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

Acquisition of entire businesses may be a component of our growth strategy; our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

We completed a significant acquisition in 2007 and it is possible that we will acquire additional entire businesses in the future. Potential risks involved in the acquisition of such businesses include the inability to satisfy closing conditions, continue to identify business entities for acquisition, the inability to successfully integrate such businesses into our operations, and the inability to make acquisitions on terms that we consider economically acceptable. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth would require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect results of operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling rigs and other oilfield equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results, or restrict our ability to drill the wells and conduct the operations which we currently have planned and budgeted.

Risks Related to Our Common Stock

We may issue additional capital stock to raise capital, or as partial consideration in acquisitions, which would dilute current investors.

Our Board of Directors may determine in the future that we need to obtain additional capital through the issuance of additional shares of preferred stock, common stock or other securities. Further, we may issue additional shares of our capital stock to sellers in mergers or acquisitions as purchase consideration. Any such issuance will dilute the ownership percentage of the current holders of our Common Stock. We recently issued shares of Preferred stock that are convertible into an aggregate of 5,910,983 shares of our Common Stock. We can issue shares of our Common Stock in payment of the dividend on the Preferred Stock, subject to adjustment in certain circumstances. In connection with the issuance of the Preferred Stock we entered into call spread transactions that could result in the issuance of up to 12,209,386 shares of our Common Stock under certain circumstances. Further, a portion of the consideration for our April 2007 acquisition of Output Exploration, LLC was comprised of shares of our Common Stock. In addition, we may agree to purchase from James E. Sigmon, our Chairman, President and Chief Executive Officer, for consideration consisting of cash, shares of our Common Stock or a combination thereof, certain overriding royalty interests granted by us to Mr. Sigmon in all oil and gas leases we acquired or may acquire. We shall present the terms of a plan designed for the purpose of purchasing such overriding royalty interests from Mr. Sigmon at our 2008 Annual Meeting of Stockholders.

Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority to issue additional shares of common stock without approval of our stockholders, subject to applicable stock exchange requirements.

Our Restated Certificate of Incorporation permits our Board of Directors to issue preferred stock with rights greater than our Common Stock.

Our Restated Certificate of Incorporation authorizes our Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our Common Stock for dividend priority and liquidation premiums and may have greater voting rights, and have other preferences, to our Common Stock.  As of the date of this prospectus, we have outstanding 68,909 shares of Series D Preferred Stock and 20,000 shares of Series E Preferred Stock. These shares of Preferred Stock have a liquidation preferences of $1,000 per share which is payable before any funds are distributed holders of our Common Stock. In addition, under certain circumstances the holders of Preferred Stock will be entitled to receive additional shares of our Common Stock upon a conversion of the Preferred Stock into our Common Stock in connection with a change in our control. Further, upon the occurrence of certain triggering events we may be required to redeem the outstanding shares of Preferred Stock.

The exercise of stock options or warrants would result in dilution of our Common Stock.

To the extent options to purchase Common Stock under our stock incentive plans are exercised, holders of our Common Stock will be diluted.  As of March 13, 2008, there were outstanding under our 1995 Flexible Incentive Plan options to purchase an aggregate 312,750 shares of our Common Stock. No stock options have been granted under our 2005 Stock Incentive Plan. Additionally at the same date, there were warrants to purchase 711,500 shares of our Common Stock outstanding.

Instituted in 2000, our Rights Plan and certain provisions in our Restated Certificate of Incorporation may inhibit a takeover of the Company.

•
Our Rights Plan as amended and certain provisions in our Restated Certificate of Incorporation could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company.

•
Our Rights Plan, commonly referred to as a "poison pill," provides that when any person or group acquires beneficial ownership of 15% or more of Company common stock, or commences a tender offer which would result in beneficial ownership of 15% or more of such stock, holders of rights under the Rights Plan will be entitled to purchase, at the Right's then current exercise price, shares of our Common Stock having a value of twice the Right's exercise price.

•
Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of the Company.

•
Our Restated Certificate of Incorporation provides that our Board of Directors will be divided into three classes of approximately equal numbers of directors, with the term of office of one class expiring each year over a three-year period. Classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board.

Sales of substantial amounts of our Common Stock may adversely affect our stock price and make future offerings to raise more capital difficult.

Sales of a large number of shares of our Common Stock in the market or the perception that sales may occur could adversely affect the trading price of our Common Stock. We may issue restricted securities or register additional shares of Common Stock in the future for our use in connection with future acquisitions. Except for volume limitations and certain other regulatory requirements applicable to affiliates, such shares may be freely tradable unless we contractually restrict their resale.

The availability for sale, or sale, of the shares of Common Stock eligible for future sale could adversely affect the market price of our Common Stock.

We do not expect to pay dividends on our Common Stock.

We do not expect to pay any cash dividends with respect to our Common Stock in the foreseeable future. We intend to retain any earnings for use in our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) we may include forward looking statements (as defined in the Reform Act) in oral or written public statements used by or on behalf of us with respect to our future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outlook,” “outcome,” “continue,” “remain,” “maintain,” “strive,” “trend” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

We caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully read the risk factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

The net proceeds from the closing of the Preferred Stock was approximately $84.9 million. We plan to use these proceeds to complement funding of our 2008 CAPEX drilling program. In addition, we used $5.9 million of the proceeds to purchase our convertible preferred stock hedge transaction or call spread. In addition, we may use the proceeds in the short term to repay certain outstanding indebtedness, as well as other general corporate and working capital purposes.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders are issuable upon (1) conversion of, and payment of dividends on, the Series D Preferred Stock, (2) conversion of, and payment of dividends on, the Series E Preferred Stock and (3) exercise of the Sold Call Options. The selling stockholders purchased an aggregate 55,000 shares of the Series C Preferred Stock from us in a private placement on November 21, 2007 which were subsequently exchanged for 55,000 shares of Series D Preferred Stock on March 4, 2008. We also granted these purchasers an option to purchase up to an additional 30,000 shares pursuant to a notice given to us at any time on or before March 20, 2008, and one selling stockholder purchased an additional 13,909 shares of Series D Preferred Stock pursuant to this option. Lazard Frères & Co. LLC served as lead placement agent in the Series C private placement and BMO Capital Markets Corp. served as co-placement agent. Lazard Frères & Co. LLC served as sole placement agent in the Series E private placement.

In an effort to reduce a portion of the potential dilution from conversion of the Series D Preferred Stock and Series E Preferred Stock, we entered into issuer call spread transactions with one of the selling stockholders pursuant to which we have the right to purchase shares of our Common Stock in an amount approximately equal to the number of shares of our Common Stock underlying (i) the 68,909 shares of Series D Preferred Stock, at a strike price equal to the initial conversion price of the Series D Preferred Stock and (ii) the 20,000 shares of Series E Preferred Stock sold in the closing of the Series E private placement, at a strike price equal to the initial conversion price of the Series E Preferred Stock. We simultaneously sold to the selling stockholder the Sold Call Options to purchase the same number of shares of our Common Stock at a price in excess of the initial conversion price of the Series D Preferred Stock and Series E Preferred Stock.

We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the Series D Preferred Stock and Series E Preferred Stock issued pursuant to the Securities Purchase Agreement and the Sold Call Options, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on its ownership of the Preferred Stock, as of April 4, 2008, assuming conversion of all the Preferred Stock held by the selling stockholders on that date, without regard to any limitations on conversions.

The fourth column lists the shares of Common Stock being offered by this prospectus by each selling stockholder. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will send and we currently have no agreements, arrangements or undertakings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of the sum of the aggregate number of shares of Common Stock issued or issuable (i) upon conversion of the Series D Preferred Stock as of the trading day immediately preceding the date the registration statement is initially filed with the Commission, (ii) as dividends on the Series D Preferred Stock as of the trading day immediately preceding the date the registration statement is initially filed with the Commission, assuming the shares of Series D Preferred Stock remain outstanding through March 4, 2011 and the Dividend Conversion Price, as defined in the Series D Certificate of Designations, is $14.48, (iii) upon conversion of the Series E Preferred Stock as of the trading day immediately preceding the date the registration statement is initially filed with the Commission, (iv) as dividends on the Series E Preferred Stock as of the trading day immediately preceding the date the registration statement is initially filed with the Commission, assuming the shares of Series E Preferred Stock remain outstanding through March 4, 2011 and the Dividend Conversion Price, as defined in the Series D Certificate of Designations, is $14.49. This prospectus also covers the resale of the aggregate number of shares of Common Stock issuable upon the exercise in full of the Sold Call Options. Because (1) the conversion price of each of the Series D Preferred Stock and Series E Preferred Stock may be adjusted, (2) the applicable Dividend Conversion Price for the Series D Preferred Stock and Series E Preferred Stock will vary according to the market price of our Common Stock, and (3) the Sold Call Options may not be exercised in full, or at all, and may be settled in cash instead of Common Stock, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Preferred Stock, a selling stockholder may not convert any shares of Preferred Stock to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99% of our then outstanding shares of Common Stock following such conversion, excluding for purposes of such determination shares of Common Stock issuable upon conversion of the Preferred Stock which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Selling Stockholders(1)	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered	Shares to be Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
Capital Ventures International (2)	4,302,723	4,302,723	0	*
Whitebox Convertible Arbitrage Partners, LP	949,517	949,517	0	*
Whitebox Intermarket Partners, LP	134,046	134,046	0	*
Whitebox Special Opportunities Partners, Series B, LP	167,558	167,558	0	*
Guggenheim Portfolio Company XXXI, LLC	89,342	89,342	0	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	825,277	825,277	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited(3)	455,552	455,552	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited(4)	39,613	39,613	0	*
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited(5)	123,791	123,791	0	*

*Represents less than 1% of the total shares outstanding

(1)	According to information provided to us as of the date of filing, no selling stockholder is a broker-dealer or affiliate of a broker-dealer.

(2)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Capital Ventures International is affiliated with one or more registered broker-dealers. Capital Ventures International purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares. Does not include 12,209,386 shares of our Common Stock issuable pursuant to the Call Options.

(3)
Nick Nocerino is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited.  Nick Nocerino disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited. The address of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(4)
Nick Nocerino is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited.  Nick Nocerino disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited. The address of UBO O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(5)
Jeff Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. The address of UBS O’Connor LLC fbo O’Connor PIPEs Corporate Strategies Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

REGISTRATION RIGHTS OF SELLING STOCKHOLDERS

Preferred Stock

We entered into a registration rights agreement with the selling stockholders who (i) exchanged their shares of Series C Preferred Stock for shares of Series D Preferred Stock, (ii) purchased shares of Series D Preferred Stock and (iii) purchased shares of Series E Preferred Stock. Pursuant to such registration rights agreement, we agreed to file a registration statement on Form S-3 to register the shares of common stock issuable upon conversion of, and the payment of dividends on, the Series D Preferred Stock and Series E Preferred Stock. The shares covered by this prospectus represent shares that to our knowledge remain unsold.

When we use the term “registrable securities” in this section, we are referring to:

•	the shares of Common Stock offered by this prospectus issued or issuable upon conversion of shares of Preferred Stock;

•	the shares of Common Stock offered by this prospectus issued or issuable as dividends with respect to shares of Preferred Stock; and

•
any of our capital stock issued or issuable with respect to the foregoing or the Preferred Stock as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

Any particular securities constituting registrable securities will cease to be registrable securities when the securities:

•	have been sold pursuant to this prospectus;

•	have been sold to the public pursuant to Rule 144 under the Securities Act;

•
are eligible for resale without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act and otherwise without restriction or limitation pursuant to Rule 144 under the Securities Act; or

•	cease to be outstanding.

We have agreed to use our reasonable best efforts to have the registration statement registering the registrable securities declared effective as soon as practicable. If the registration statement is not filed or declared effective by the Commission within the time periods set forth in the registration rights agreement, or if sales cannot be made pursuant to such registration statement for any reason (subject to certain limited exceptions), then we are required to pay liquidated damages to each selling stockholder in an amount per month (or pro rata for any portion thereof) equal to 1% of the amount purchased by such selling stockholder from us in the private placement subject to a maximum of 10%.

Notwithstanding the foregoing, for not more than 25 consecutive days or for a total of not more than 60 days in any 365 day period, we may delay, or otherwise render the registration statement unavailable for sales if we in good faith determine that such registration statement, or the use thereof, would materially or adversely affect any material corporate event or would otherwise require disclosure of nonpublic information which our Board of Directors determines, in good faith is not in our best interests at such time.

We have agreed with the selling stockholders who purchased the Preferred Stock to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) the date when the securities covered by the registration statement are no longer registrable securities, or (ii) such time as all of the shares covered by this prospectus (that were purchased in the private placement) have been disposed of pursuant to and in accordance with the registration statement.

We have agreed to indemnify the selling stockholders who purchased in the private placement against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus and any breaches by us of our representations, warranties and covenants contained in the registration rights agreement.

Under the registration rights agreement we have also agreed to:

•	pay all reasonable expenses of the registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the registration statement has become effective and the occurrence of any events effecting the accuracy or effectiveness of the registration statement; and

•	take other reasonable steps reasonably necessary to effect the registration of the registrable securities.

Sold Call Option

Pursuant to the terms of the Sold Call Options, if shares of Common Stock to be delivered upon exercise are not immediately freely transferable by the counterparty under Rule 144 of the Securities Act without condition or restriction, then we must either (1) include such shares on an effective registration statement for resale at least on business day prior to the delivery due date, or (2) pay a “liquidity discount” in the form of additional shares of Common Stock, and take certain other actions related to a resale of such shares by the counterparty.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon conversion of, and payment of dividends on, the Preferred Stock to permit the resale of these shares of Common Stock by the holders of the Preferred Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for paying any underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices or any combination of the foregoing. These sales may be effected in transactions which may involve:

•	crosses or block transactions or other transactions;

•	transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	transactions in the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	transactions where broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Preferred Stock or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus, subject to any requirement of the SEC that we amend this prospectus to include the name of such transferee, donee, pledge or other successor-in-interest in this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1834, as amended (the “1934 Act”) and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be approximately $30,000 in total, including, without limitation, SEC filing fees; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby has been passed upon for us by Fulbright & Jaworski L.L.P., San Antonio, Texas.

EXPERTS

Our financial statements as of December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 have been audited by Akin, Doherty, Klein & Feuge, P.C., an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Akin, Doherty Klein & Feuge, P.C. as experts in accounting and auditing.

Certain oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2007, was prepared by either DeGolyer and MacNaughton, and William M. Cobb & Associates, Inc., as indicated therein, in reliance upon the authority of such firms as experts in estimating proved oil and gas reserves.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.

The following documents filed with the SEC are incorporated by reference in this prospectus:

• our Annual Report on Form 10-K for the year ended December 31, 2007;

• our Current Reports on Form 8-K filed on January 15, 2008, January 24, 2008, January 28, 2008, February 14, 2008, February 29, 2008, March 7, 2008, March 19, 2008, March 24, 2008 and April 4, 2008;

• the description of our Common Stock set forth in Item 2, "Description of Registrant's Securities to be Registered," in our Registration Statement filed on Form 8-A, dated February 1, 1980; and

• any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of this offering.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Frank Russell, General Counsel, TXCO Resources Inc., 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258, (210) 496-5300.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

  WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S−3 with the SEC for the stock offered pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement and its exhibits. We have included all material terms of the registration statement and the related exhibits and schedules that are referred to in this prospectus. You should refer to the registration statement and its exhibits for additional information.

We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. For further information on the operation of the Public Reference Room please call the SEC at 1-800- SEC−0330.

19,296,805 Shares

TXCO RESOURCES INC.

Common Stock

PROSPECTUS

The date of this prospectus is _______ ___, 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder. All amounts other than the filing fee for the registration statement are estimates. All of these fees and expenses will be borne by the registrant.

Securities and Exchange Commission Filing Fee	$9,787

Printing Fees and Expenses	5,000*
Legal Fees	20,000*
Accounting and Auditor Fees	10,000*
Miscellaneous Fees	10,213*
Total	$55,000*

*Estimate

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

The Company’s Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain exceptions set forth in the Restated Certificate of Incorporation, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification set forth in the Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Restated Certificate of Incorporation. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.

The Company’s Restated Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

The following is a list of all exhibits filed as a part of this registration statement on Form S-3.

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date

4.1	Specimen Certificate for Common Stock, par value $0.01 per share	S-1	4.1	4/28/2006

4.2	Securities Purchase Agreement dated February 28, 2008 by and among TXCO Resources Inc., and the parties listed therein	8-K	10.1	2/29/2008

4.3	Registration Rights Agreement dated March 4, 2008, by and among TXCO Resources Inc. and the parties listed therein	8-K	4.1	3/7/2008

4.4	Rights Agreement dated as of June 29, 2000, between The Exploration Company of Delaware, Inc. and Fleet National Bank	8-K/A	4.4	12/3/2007

4.5	Agreement of Substitution and Amendment of Common Shares Rights Agreement dated November 1, 2007, by and between TXCO Resources Inc. and American Stock Transfer and Trust Company	8-K/A	4.2	12/3/2007

4.6	Amendment No. 2 to Rights Agreement of TXCO Resources Inc. dated November 19, 2007, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K/A	4.3	12/3/2007

4.7	Amendment No. 3 to Rights Agreement of TXCO Resources Inc. dated March 3, 2008, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K	4.2	3/7/2008

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date

4.8	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on November 21, 2007	8-K	3.1	11/21/2007

4.9	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.1	3/7/2008

4.10	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.2	3/7/2008

4.11	Upper Call Option Transaction, dated November 20, 2007	8-K	10.2	11/21/2007

4.12	Lower Call Option Transaction, dated November 20, 2007	8-K	10.3	11/21/2007

4.13	Upper Call Option Transaction, dated February 28, 2008	8-K	10.2	2/29/2008

4.14	Lower Call Option Transaction, dated February 28, 2008	8-K	10.3	2/29/2008

4.15*	Upper Call Option Transaction, dated April 4, 2008

4.16*	Lower Call Option Transaction, dated April 4, 2008

5.1*	Opinion Fulbright & Jaworski L.L.P.

23.1*	Consent of Fulbright & Jaworski L.L.P. (included in their opinion to be filed as Exhibit 5.1)

23.2**	Consent of Akin, Doherty, Klein & Feuge, P.C.

23.3**	Consent of DeGolyer and MacNaughton

23.4**	Consent of William M. Cobb & Associates, Inc.

24.1**	Power of Attorney (included in signature page hereto)

*	To be filed by amendment.

**	Filed herewith.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 4th day of April, 2008.

TXCO RESOURCES INC.

By:	/s/ James E. Sigmon
James E. Sigmon
President

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James E. Sigmon, P. Mark Stark and M. Frank Russell, and each of them, as his true and lawful attorney−in−fact and agent, each with the full power of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including any and all post−effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post−effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys−in−fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys−in−fact and agents, or their or his or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ James E. Sigmon	President, Chairman of the Board (Principal	April 4, 2008
James E. Sigmon	Executive Officer)

	Director	April 4, 2008
Michael J. Pint

/s/ Anthony Tripodo	Director	April 4, 2008
Anthony Tripodo

/s/ Alan L. Edgar	Director	April 4, 2008
Alan L. Edgar

	Director	April 4, 2008
Dennis B. Fitzpatrick

/s/ Jon Michael Muckleroy	Director	April 4, 2008
Jon Michael Muckleroy

	Director	April 4, 2008
Jacob Roorda

/s/ P. Mark Stark	Chief Financial Officer, Vice-President-	April 4, 2008
P. Mark Stark	Finance (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date

4.1	Specimen Certificate for Common Stock, par value $0.01 per share	S-1	4.1	4/28/2006

4.2	Securities Purchase Agreement dated February 28, 2008 by and among TXCO Resources Inc., and the parties listed therein	8-K	10.1	2/29/2008

4.3	Registration Rights Agreement dated March 4, 2008, by and among TXCO Resources Inc. and the parties listed therein	8-K	4.1	3/7/2008

4.4	Rights Agreement dated as of June 29, 2000, between The Exploration Company of Delaware, Inc. and Fleet National Bank	8-K/A	4.4	12/3/2007

4.5	Agreement of Substitution and Amendment of Common Shares Rights Agreement dated November 1, 2007, by and between TXCO Resources Inc. and American Stock Transfer and Trust Company	8-K/A	4.2	12/3/2007

4.6	Amendment No. 2 to Rights Agreement of TXCO Resources Inc. dated November 19, 2007, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K/A	4.3	12/3/2007

4.7	Amendment No. 3 to Rights Agreement of TXCO Resources Inc. dated March 3, 2008, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K	4.2	3/7/2008

4.8	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on November 21, 2007	8-K	3.1	11/21/2007

4.9	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.1	3/7/2008

4.10	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.2	3/7/2008

4.11	Upper Call Option Transaction, dated November 20, 2007	8-K	10.2	11/21/2007

4.12	Lower Call Option Transaction, dated November 20, 2007	8-K	10.3	11/21/2007

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date

4.13	Upper Call Option Transaction, dated February 28, 2008	8-K	10.2	2/29/2008

4.14	Lower Call Option Transaction, dated February 28, 2008	8-K	10.3	2/29/2008
4.15*	Upper Call Option Transaction, dated April 4, 2008

4.16*	Lower Call Option Transaction, dated April 4, 2008

5.1*	Opinion Fulbright & Jaworski L.L.P.

23.1*	Consent of Fulbright & Jaworski L.L.P. (included in their opinion to be filed as Exhibit 5.1)

23.2**	Consent of Akin, Doherty, Klein & Feuge, P.C.

23.3**	Consent of DeGolyer and MacNaughton

23.4**	Consent of William M. Cobb & Associates, Inc.

24.1**	Power of Attorney (included in signature page hereto)

*	To be filed by amendment.

**	Filed herewith.